Exhibit 99.3
Supplemental Material for Financial Results for FY2011 Third Quarter (Unconsolidated)
< Japan GAAP >

	FY2010						FY2011				FY2011

											Forecast
	1Q	2Q	3Q	9 months	4Q	12 months	1Q	2Q	3Q	9 months	12 months
	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2009/4-12)	(2010/1-3)	(’09/4-’10/3)	(2010/4-6)	(2010/7-9)	(2010/10-12)	(2010/4-12)	(’10/4-’11/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	589	770	921	2,280	926	3,206	781	831	744	2,356	3,160
Overseas Vehicle Production (thousands of units)	785	996	1,144	2,925	1,146	4,071	1,032	1,041	1,121	3,194	4,360
Domestic Vehicle Retail Sales (thousands of units)	272	373	409	1,054	481	1,535	373	431	282	1,086	1,430	(Note 6)
Exports Vehicle Sales (thousands of units)	307	417	477	1,201	443	1,644	424	420	458	1,302	1,760
North America	131	182	206	519	171	690	159	163	159	481	620
Europe	58	68	60	186	68	254	74	69	85	228	350
Asia	31	34	46	111	49	160	38	38	59	135	190
Central and South America	5	12	16	33	19	52	20	22	22	64	80
Oceania	34	40	43	117	42	159	40	41	43	124	160
Africa	10	16	19	45	15	60	18	18	21	57	80
Middle East	36	64	86	186	77	263	73	68	68	209	280
Other	2	1	1	4	2	6	2	1	1	4	―
Housing Sales (units)	673	982	1,205	2,860	1,323	4,183	854	1,095	―	1,949	―	(Note 7)
Net Revenues (billions of yen)	1,628.7	2,027.9	2,439.9	6,096.5	2,501.3	8,597.8	2,136.4	2,220.0	2,039.2	6,395.6	8,500.0
Domestic	658.4	776.1	989.7	2,424.2	1,098.9	3,523.1	804.6	932.9	670.3	2,407.8	―
Exports	970.3	1,251.7	1,450.3	3,672.3	1,402.3	5,074.6	1,331.7	1,287.2	1,368.8	3,987.7	―
Operating Income (billions of yen)	-181.8	-83.9	-20.2	-285.9	-42.1	-328.0	-63.8	-85.6	-134.1	-283.5	-420.0
(Operating Income Ratio) (%)	(-11.2)	(-4.1)	(-0.8)	(-4.7)	(-1.7)	(-3.8)	(-3.0)	(-3.9)	(-6.6)	(-4.4)	(-4.9)
Ordinary Income (billions of yen)	12.4	-58.7	23.1	-23.2	-53.9	-77.1	163.1	27.7	-77.4	113.4	-10.0
(Ordinary Income Ratio) (%)	(0.8)	(-2.9)	(0.9)	(-0.4)	(-2.2)	(-0.9)	(7.6)	(1.2)	(-3.8)	(1.8)	(-0.1)
Net Income (billions of yen)	5.9	-24.7	24.7	5.9	20.2	26.1	180.3	20.7	-38.0	163.0	80.0
(Net Income Ratio) (%)	(0.4)	(-1.2)	(1.0)	(0.1)	(0.8)	(0.3)	(8.4)	(0.9)	(-1.9)	(2.5)	(0.9)
R&D Expenses (billions of yen)	176.0	164.7	161.3	502.0	105.6	607.6	159.7	164.4	156.0	480.1	640.0
Depreciation Expenses (billions of yen)	70.0	74.0	74.9	218.9	77.3	296.2	51.9	55.9	56.4	164.2	230.0
Capital Expenditures (billions of yen)	29.9	23.0	34.3	87.2	59.1	146.3	15.2	30.0	23.4	68.6	130.0

Analysis of Unconsolidated Net Income for FY2011 (billions of yen, approximately)	3Q (2010/10-12)	9 months (2010/4-12)
Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.
These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Marketing Efforts	-10.0	250.0
Effects of Changes in Exchange Rates	-100.0	-240.0
Cost Reduction Efforts	20.0	70.0
From Engineering	15.0	50.0
From Manufacturing and Logistics	5.0	20.0
Increases in Expenses, etc.	-20.0	-70.0
Other	-3.9	-7.6
(Changes in Operating Income)	-113.9	2.4
Non-operating Income	13.4	134.2
Income Taxes, etc.	37.8	20.5
(Changes in Net Income)	-62.7	157.1

(Note 1)
Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5)	Excludes financial subsidiaries
(Note 6)	Shows vehicle retail sales beginning with this period (FY2011) (including results of the previous year)
(Note 7)	Toyota Housing Corporation succeeded Toyota Motor Corporation’s housing business as of October 1, 2010

Supplemental 4